UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 3, 2016 titled “GeoPark Announces Resumption of Share Repurchase Program”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES
RESUMPTION OF SHARE REPURCHASE PROGRAM

Santiago, Chile -- June 3, 2016 -- GeoPark Limited (“GeoPark”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Chile, Colombia, Brazil, Argentina and Peru1, today announced that it will resume its repurchase program of up to US$10 million of common shares, par value US$0.001 per share (the “Shares”) of the Company (the “Repurchase Program”), which had expired on May 09, 2016. As of the date hereof, approximately US$2.0 million in shares have been purchased by GeoPark under the Repurchase Program.

The Repurchase Program will resume on June 3, 2016 and will expire at the close of business on August 9, 2016, but it may be terminated prior to this date.

The share repurchases may be made from time-to-time through open market transactions, block trades, privately negotiated transactions or otherwise, and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. GeoPark has engaged BTG Pactual US Capital LLC to act as its broker in connection with the Repurchase Program. The shares repurchased will be used to offset, in part, any expected dilution effects resulting from the Company’s employee incentive schemes, including grants under the Company’s Stock Award Plan and the Limited Non-Executive Director Plan.

For further information please contact:

INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile T: +562 2242 9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

____________________

1Transaction executed with Petroperu on October 1, 2014 with final closing subject to Government approval

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the Repurchase Program. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

# # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 3, 2016